Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Duke Energy Corporation

Commission File No.: 001-32853

This document is not intended for external distribution. Instead, it should be used in conversation with stakeholders.

Merger Q&A

Deal Rationale

1.	Why are Progress and Duke Energy merging?

We believe this merger is in the best interest of our companies, our shareholders and our customers. This combination will create the largest regulated utility company in the country and better enable us to manage the transformation our industry is facing. Our industry is entering a building phase where we must invest in an array of new technologies to reduce our environmental footprints and become more efficient. By merging our companies, we can do that more economically for our customers, improve shareholder value and continue to grow.

This transaction also supports our objectives of growing the regulated business, and providing consistent and predictable earnings and cash flows to continue to support our dividend payments and maintain our balance sheet strength.

2.	When will the merger be complete? How long will it take?

Completion of the merger is conditioned upon the approval of the shareholders of both companies, as well as other standard regulatory approvals. Other necessary regulatory filings include: the Federal Energy Regulatory Commission (FERC), the Nuclear Regulatory Commission (NRC), the North Carolina Utilities Commission (NCUC) and the South Carolina Public Service Commission (SCPSC). The companies will also review integration plans with its other state regulators: the Florida Public Service Commission, the Indiana Utility Regulatory Commission, the Kentucky Public Service Commission and the Ohio Public Utilities Commission. The companies are targeting a closing by the end of 2011.

3.	Why is this deal in the best interests of Duke Energy’s shareholders? Progress Energy’s shareholders?

The combination supports our objectives of growing the regulated business, and providing consistent and predictable earnings and cash flows to continue to support our dividend payments and maintain our balance sheet strength. The combination is expected to be immediately accretive to earnings per share in the first year after closing, and the combined company expects to pay a quarterly cash dividend of 24.5 cents per common share, which represents a 3 percent dividend increase for Progress shareholders after adjusting for the exchange ratio.

Page 1 of 10	Duke Energy; Jan. 10, 2011

This document is not intended for external distribution. Instead, it should be used in conversation with stakeholders.

4.	What are the synergies (cost savings) resulting from this transaction? What is the time frame to realize the synergies?

Once the deal is complete, we expect to realize immediate customer benefits from savings related to fuel and the joint dispatch of our generation. Additionally, other non-fuel related efficiencies are expected from the leveraging of operational and customer service best practices that will lower our costs and increase our service levels to customers. Progress Energy and Duke Energy expect to realize synergies in a number of areas, particularly where the companies have duplicative operations and functions. The efficiencies we expect to result from this transaction will help us mitigate the future customer rate increases we expect for our customers as we reinvest in the business for the future.

5.	What can the combined entity provide that the two companies can’t (and don’t already) provide?

The combined company will provide continued significant benefits for shareholders, customers, employees and the communities we serve. Combining Duke Energy and Progress Energy creates a utility with greater financial strength and enhanced ability to meet head-on the challenges we both face. Changes in the industry require investments in an array of new technologies to reduce our environmental footprints and become more efficient. By merging the two companies, we can do that more economically for our customers, improve shareholder value and continue to grow.

Benefits of the transaction include:

•	Efficiencies to help us mitigate future rate increases for our customers as we reinvest in the business for the future.

•	Immediate customer benefits from savings related to fuel and the joint dispatch of our generation.

•	Other non-fuel related efficiencies from the leveraging of operational and customer service best practices that will lower our costs and increase our service levels to customers.

•	Ability to continue to grow the regulated business, provide consistent and predictable earnings and cash flows, support our dividend payments and maintain our balance sheet strength.

6.	What does a customer stand to gain, other than perhaps a slowed rise in costs?

This merger is about creating a company with the right size, scale and diversity to manage the transformation our industry is facing. The efficiencies we expect to gain from this transaction will help us mitigate the future rate increases we expect for our customers as we reinvest in the business for the future. That means further investments to replace aging plants and infrastructures, modernizing our smart grid technology, and meeting new environmental standards with renewable and alternative energy options that are environmentally responsible.

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Our new combined company will continue the shared traditions of superior customer service, safety and reliability that customers have come to expect, and will be better positioned for effective restoration response going forward.

7.	Please describe the FERC market power test. With substantially all of the service territory in the Carolinas, how do you anticipate passing the market power test?

FERC has a well established set of rules for evaluating a potential merger transaction. We will make a filing with FERC shortly, outlining our position related to these rules and provisions. We do not anticipate any issues in meeting the FERC standards.

The nature of the wholesale generation markets regulated by FERC have evolved and changed over the past few years. For example, Progress has divested all of its unregulated merchant generation fleet in the Southeast since 2005. Additionally there is now less excess generation available for sale after the companies satisfy their native load obligations than in years past. In fact, the companies, especially Progress Energy Carolinas, tend to be net buyers of excess generation now rather than net sellers. Therefore, the combination of these two companies should satisfy the market power test typically applied by FERC in evaluating transactions in markets like those the companies operate in.

8.	How is this good for the state of North Carolina?

In addition to benefits for our customers, both companies have deep roots in the North Carolina communities they serve, with a focus on economic development, philanthropy, volunteerism and civic involvement. Combining these two companies helps ensure that those important investments continue well into the future. The new utility will remain headquartered in Charlotte, with a significant presence in Raleigh.

More specifically on the economic development front, North Carolina becomes even more attractive to companies that want to locate or grow their businesses in the state. New and expanding industries bring jobs and economic growth, but first they must have the assurance of affordable and reliable electricity. The new combined utility will be even better positioned to deliver on that promise.

Transaction

9.	What are the terms of the transaction?

Under the merger agreement, Progress’ shareholders will receive 2.6125 shares of common stock of Duke in exchange for each share of Progress common stock. Based on Duke’s closing share price on January 7, 2011, Progress shareholders would receive a value of $46.48 per share, or $13.7 billion in total equity value. Duke will also assume approximately $12.2 billion in Progress net debt. The transaction price represents a

Page 3 of 10	Duke Energy; Jan. 10, 2011

This document is not intended for external distribution. Instead, it should be used in conversation with stakeholders.

7.1% premium to the unaffected closing stock price of Progress on January 5, 2011 and a 3.9% premium to the closing stock price of Progress on January 7, 2011. The transaction price also represents a 6.6% premium to the average stock price of Progress over the last 20 trading days ending January 5, 2011 and a 6.4% premium over the last 20 trading days ending January 7, 2011. Following completion of the merger, it is anticipated that Duke shareholders will own approximately 63% of the combined company and Progress shareholders will own approximately 37% on a fully diluted basis. The combination is anticipated to be accretive to Duke’s adjusted earnings in the first year after closing. Based on Duke’s current practice, the combined company expects to pay a quarterly cash dividend of 24.5 cents per common share, which represents a 3% dividend increase for Progress shareholders, after adjusting for the exchange ratio. The merger agreement contemplates that Duke will effect a reverse stock split immediately prior to closing, and that the exchange ratio will be appropriately adjusted at that time to reflect the reverse split.

10.	Will the company change its name?

The combined company, which will be the country’s largest utility, will be known as Duke Energy upon closing. Until the transaction closes, the companies will continue to operate as separate entities. After completion of the transaction, the utility companies will operate as separate wholly-owned subsidiaries of Duke.

11.	Where will the combined company be located?

The headquarters of the combined company will be located in Charlotte, N.C., but the company will maintain a significant presence in Raleigh.

12.	Do the shareholders of both companies overlap? To what extent?

Yes. Progress Energy and Duke Energy have some overlap in their shareholder base. We think this merger represents benefits for shareholders of Progress Energy, Duke Energy and shareholders of both companies. This combination will create the largest regulated utility company in the country, and give us greater financial strength and stability. The combination is expected to be immediately accretive to earnings per share in the first year after closing, and the combined company expects to pay a quarterly cash dividend of 24.5 cents per common share, which represents a 3 percent dividend increase for Progress shareholders, after adjusting for the exchange ratio.

Leadership

13.	What will Jim Rogers’ role be in the new company?

Jim Rogers will serve as the executive chairman and will fulfill important roles internally and externally for the Company. Internally, he will advise and counsel the CEO on strategic and other matters. He will chair board of directors meetings and will represent the board to the public.

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Externally, the executive chairman will serve as the company’s primary spokesman on matters of national and international energy policy. He will continue his involvement in global initiatives important to the company’s strategy, as well as the assessment of technological development and deployment. Along with the CEO, he will also play an active role in the company’s governmental relations and activities at the national and state levels. His work in these areas will help to shape and develop the company’s long-term strategy.

14.	Is this transaction driven by a CEO succession concern at Duke?

No. This transaction was not predicated upon a need for a CEO successor at Duke Energy. However, Progress Energy does have a strong CEO in Bill Johnson, who will be the CEO of the combined company. Management succession planning for key executive positions will continue to be a routine focus of the board, executive chairman and CEO.

Employees

15.	When will the integration process begin?

The timing of our integration planning efforts will coincide with the regulatory approval timeline. Integration efforts will be directed by the Transition Committee, comprised of Jim Rogers, Bill Johnson, Lynn Good, Marc Manly, John McArthur, and Mark Mulhern. A.R. Mullinax from Duke and Paula Sims from Progress will co-lead the team that will develop a detailed, thoughtful plan to integrate the companies and ensure a smooth transition for employees and customers. We are fortunate that both companies have successful track records of handling large-scale transitions.

Our success will be measured in how well we combine two great organizations. However, that must not affect the important work we do now — providing strong customer service and operational excellence with a commitment to safe, reliable operations.

There’s a lot of work, including hundreds of details that must be addressed. Leaders and employees from both companies will be selected to help define and drive the work that’s needed in upcoming months. As integration efforts progress, the Transition Committee and co-leads are committed to keeping employees apprised throughout the process.

16.	Will there be layoffs as a result of the merger? How many jobs will be lost?

Yes, we anticipate there will be job reductions at both companies as we merge operations in the years ahead. At this point, we do not have a predetermined number or goal. We will work to minimize the number of reductions by taking advantage of savings in other areas first (including fuel efficiencies and joint dispatch in the Carolinas).

Page 5 of 10	Duke Energy; Jan. 10, 2011

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We currently anticipate that positions will not be eliminated until the merger is approved, which we expect to take about a year, and reductions will be phased in over several years.

In the coming months, we will be working to plan the integration of our operations. That comprehensive analysis will drive organizational decisions and staffing levels. The multi-year transition period also will help to further minimize reductions through attrition, retirements and managing of vacancies.

Until the transaction closes, the companies will continue to operate as separate entities. As we work through the integration process, each company will remain focused on the important work we do now — providing strong customer service and operational excellence with a commitment to safe, reliable operations.

17.	What can employees expect in the interim?

Until the transaction closes, the companies will continue to operate as separate entities. As we move through the integration process, it is important for employees to remain focused on working safely to provide the reliable service our customers depend on.

18.	Will employees have to relocate as a result of the merger?

The new company will maintain a significant presence in both Charlotte and Raleigh. After the transaction closes, some employees may be given the opportunity to relocate.

19.	What happens to employees’ current benefits and compensation, including short-term incentives?

There will be no immediate changes to employees’ benefits and compensation. As part of the integration process, a consolidated compensation and benefits structure will be established and communicated to employees.

20.	What happens to Progress’ employee stock options, restricted stock units and performance shares?

All employee stock awards will be assumed by Duke and converted into Duke stock awards based on the exchange ratio. More information will be provided when the Compensation Committee approves the final details of the adjustments to the awards.

Page 6 of 10	Duke Energy; Jan. 10, 2011

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21.	What happens to employees’ pensions?

There will be no immediate changes to the pension plans. As a part of the integration process, a consolidated compensation and benefits structure will be established and communicated to employees.

22.	What happens to employees’ 401(k) stock holdings?

The Progress stock held in the Progress 401(k) plan will be converted to Duke stock, based on the exchange ratio outlined in the merger agreement.

23.	Will severance packages be offered to any employees?

The integration teams are currently working through our integration plans, which include reviewing both companies’ severance policies. We will share information about severance with employees as soon as it is available.

24.	Will there be new opportunities for both companies’ employees in terms of jobs and relocations?

Yes. Employees of the new combined company will have enhanced professional opportunities from being part of a larger organization with operations in six states. We will have updates on additional opportunities as we work through our integration planning.

Community

25.	Will both companies continue to support their local communities?

Yes. Both companies have a long history of supporting the local communities they serve. We expect this will continue after the merger is complete.

26.	Will the combined company maintain the same levels of charitable and philanthropic support?

As stated in the merger agreement, during the two-year period following the closing, Duke and its subsidiaries as a whole, including Progress, intend to continue to provide charitable contributions and community support within their service areas at levels substantially comparable to the levels provided prior to closing. Specifics regarding funding levels thereafter will be determined.

Page 7 of 10	Duke Energy; Jan. 10, 2011

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27.	Which communities will be most affected by job losses and facility consolidations?

Until this transaction closes, the companies will continue to operate as separate entities with no immediate staffing changes.

We do expect that the merger will result in some workforce reductions as the two companies evaluate and consolidate duplicate functions, particularly in the support organizations. Any reductions will be shared across both companies, but at this point, it is too early to estimate a specific number at either location.

Political and Regulatory

28.	What other regulatory approvals do you need?

The combination is conditioned upon, among other things, the approval of a majority of the outstanding shares of both companies, as well as satisfaction of the Hart-Scott-Rodino Antitrust requirements. Other necessary regulatory filings include: the Federal Energy Regulatory Commission (FERC), the Nuclear Regulatory Commission (NRC), the Federal Communication Commission (FCC) the North Carolina Utilities Commission (NCUC), the South Carolina Public Service Commission (SCPSC) and the Securities and Exchange Commission (SEC). The companies are targeting completion of the merger by the end of 2011.

29.	Will the merger have any impact on the Edwardsport project?

No. Construction of Duke Energy’s Edwardsport project continues, with the new plant scheduled to begin operation in 2012. This new high tech facility will replace 60-plus year-old units. It is an essential part of our plan to serve our customers for decades to come.

30.	Will the merger have any impact on Duke Energy’s plans to pursue a market rate offer in Ohio, PJM transfer or plans to transfer generation assets out of the regulated utility?

No, this transaction does not change our focus on any of our current strategic initiatives to better position our Midwest utility operations and generation portfolio for the long term.

31.	Will the merger have any impact on the proposed Lee Nuclear Station?

Duke Energy continues to pursue a combined construction and operating license from the Nuclear Regulatory Commission for the proposed Lee Nuclear Station in Cherokee County, South Carolina, and we expect to receive the license in 2013. While we are committed to moving forward with nuclear development activities to ensure new nuclear generation is available for our customers in the future, we have not yet made a final decision to build this plant.

Page 8 of 10	Duke Energy; Jan. 10, 2011

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We are focusing on three key considerations as we continue to move forward with new nuclear generation. These include: (1) receiving a license from the NRC, (2) helping create supportive state regulatory frameworks and (3) developing partnerships.

To ensure reliable cash flow during construction and maintain a strong balance sheet, we need the ability to recover financing costs as they are incurred, outside a general rate case. Complementary to our cost recovery efforts, we are working to develop partnerships and exploring various options, including regional partnerships. Partnerships provide opportunities to share construction, project management and operational risks. This also provides the prospect of adding capacity in smaller increments over time – to better match load growth and planned retirements, as well as to lessen cost recovery collections and cash flow impact. The bottom line for us on the Lee Nuclear project: While it is our preference to have partners, having the right regulatory framework is a must.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Page 9 of 10	Duke Energy; Jan. 10, 2011

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Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

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